Filed by AerCap Holdings N.V.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company:  Genesis Lease Limited

Exchange Act Commission File No:  1-33200

The following Q&A was posted to AerCap Holdings N.V.’s website on September 21, 2009 in connection with the Agreement and Plan of Amalgamation, dated as of September 17, 2009, among AerCap Holdings N.V., Genesis Lease Limited and AerCap International Bermuda Limited.

Questions and Answers

September 21, 2009

Q&A

1.              How is the transaction mechanism structured? / How will AerCap finance the transaction?

This is an all share transaction.  AerCap will issue additional common shares in exchange for Genesis shares.

2.              How will the merger be effected?

Each Genesis share will be cancelled and converted into the right to receive one (1.0) common share of AerCap. Based on the trading price of the respective shares over the 30-day trading period from July 31 to September 11, 2009, this represents a premium of about 45% for Genesis shareholders and will secure 29% ownership of the larger combined company.

3.              What is the timeline of the transaction? When is the transaction expected to close?

The key steps between signing and closing are 1) completing SEC review of the proxy statement / prospectus, 2) obtaining required regulatory approvals, and 3) obtaining the approval of Genesis shareholders.  It’s difficult to estimate how long these actions may take but we expect to close the transaction prior to the end of 2009.

4.              What will be the exact shareholder structure of the company after successful closing of the transaction?

There will be approximately 119.4 million AerCap shares outstanding.  Genesis shares will no longer exist or trade on the NYSE but Genesis shareholders will own 29% of the combined company, which will operate under the name AerCap and continue to be traded on NYSE.

5.              What will happen to Genesis?

Genesis will amalgamate with a wholly-owned subsidiary of AerCap and its portfolio will continue to be serviced by GECAS for the near future.

6.              Does AerCap envisage any significant changes in Genesis’s operations?

The Genesis portfolio will continue to be serviced by GECAS for the near future.  The management and administrative functions will be combined which should result in significant cost synergies.

7.              What is the rationale behind this transaction for AerCap?

•                  Creates the leading global aircraft lessor with a capital structure independent from any parent with total assets of approximately $8 billion, enterprise value of over $6 billion, and approximately $4 billion of contracted lease assets to be delivered.

•                  Combines Genesis unrestricted cash flows with AerCap’s contracted, placed, and term-funded lease assets.

•                  Increases recurring lease revenues to 71%(1) of total combined revenue, further improving quality of earnings without diluting AerCap’s lease earnings per share.

•                  The combination of the two companies brings significant cost synergies, increase of global client base, with a related reduction in customer concentration and should improve stock liquidity for shareholders, with a combined market capitalization of over $1 billion.

8.              What is the rationale behind this transaction for Genesis?

•                  The transaction combines the strong cash flow generation of the Genesis portfolio with the contracted growth from AerCap’s order book of desirable, new fuel-efficient aircraft with the scope to provide Genesis shareholders with significant portfolio and prospective earnings growth relative to Genesis on a stand-alone basis.

•                  In addition to a significant premium over recent stock trading levels, Genesis shareholders acquire a 29% shareholding in the largest independent, global aircraft leasing company with a market capitalization in excess of $1 billion.

•                  The earnings per share is highly accretive to Genesis shareholders.

•                  All share deal allows both sets of shareholders to benefit from any future market recovery and improves stock liquidity.

9.              What are the expected synergies of combining the two companies?

The combination of the two companies brings significant cost synergies, increase of global client base with a related reduction in customer concentration and should improve stock liquidity for shareholders with a combined market capitalization of over $1 billion.

10.       Who will lead the combined company?

The combined company will be led by AerCap’s CEO and CFO.

11.       How does the Genesis fleet complement the AerCap fleet?

The geographic distribution and the age of the Genesis portfolio is very similar to the AerCap portfolio.  There are 23 customers in the Genesis portfolio which will be new additions to the AerCap customer list.

12.       How does the Genesis customer base complement AerCap’s customer base?

The number of customers for the combined portfolio is 116 in over 50 countries.  There are 23 customers in the Genesis portfolio which will be new additions to the AerCap customer list.

13.       How will this transaction impact AerCap’s market position?

As a result of this transaction AerCap will become the leading independent aircraft leasing company worldwide.

14.       What will happen to the Genesis name and brand?

The Genesis shares will no longer exist and be traded on the NYSE. The Genesis name and brand will cease to exist.

(1) Based on June 30, 2009 Income Statement Excluding Impact of Purchase Accounting

15.       Will the deal provide AerCap with access to Genesis’s financing facilities?

It is intended that the existing debt structures will stay in place under the existing terms and conditions. Certain waivers, amendments and consents have been obtained from certain lenders under Genesis long-term credit facilities.

16.       How will Genesis’s customers be affected?

This transaction will have no effect on Genesis customers. The leases will not require amendments arising from the transaction and the arrangements between Genesis and its customers will remain the same including the continuation of GECAS as Servicer.

17.       What will the combined fleet look like?

The combined portfolio will have 358 aircraft and 83 engines.

18.       Are there expected to be any changes to AerCap’s Board of Directors as a result of the transaction?

AerCap will propose and recommend for election to AerCap’s board of directors three members nominated by Genesis’s board of directors at the EGM to be held shortly after the completion of the amalgamation.

19.       Will AerCap start paying a dividend?

At this time, AerCap does not contemplate paying a dividend. With the exception of our recent dividend payment, Genesis does not intend to make any further dividend payments to its shareholders prior to the closing of the transaction.

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Forward Looking Statements

This Q&A may contain certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are intended to be covered by the safe harbor for “forward-looking statements” provided by the U.S. Private Securities Litigation Reform Act of 1995. In some cases, such forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “will,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All forward-looking statements included in this Q&A are not statements of historical fact but are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, and may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in any forward-looking statements. As a result, there can be no assurance that any forward-looking statements included in this Q&A will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in any forward-looking statements in this Q&A might not occur. Among the factors that could cause actual results to differ materially from those described in any forward looking statements are factors relating to satisfaction of the conditions in the amalgamation agreement between AerCap and Genesis, AerCap’s ability to successfully combine the businesses of AerCap and Genesis and to realize expected synergies from the combination, and changes in global, political, economic, business, competitive, market and regulatory forces, as well as those factors described under the headings ‘Risk Factors’ in AerCap’s and Genesis’s respective annual reports on Form 20-F for the year ended December 31, 2008, as filed with the US Securities and Exchange Commission (the “SEC”). Copies of such annual reports on Form 20-F are available online at http://www.sec.gov or on request from the applicable company. Except for any obligation to disclose material information under federal securities laws, AerCap and Genesis do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and AerCap and Genesis do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements.

Additional Information About This Transaction

In connection with the proposed transaction, AerCap will file with the SEC a Registration Statement on Form F-4 that will include a proxy statement of Genesis and a prospectus of AerCap. Genesis will mail the proxy statement/prospectus to its shareholders. Genesis investors are urged to read the proxy statement/prospectus (including all amendments and supplements to it) regarding the proposed transaction when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). These documents may also be obtained free of charge from AerCap’s website (http://www.aercap.com) under the heading “Investor Relations” and then under the heading “SEC Filings” or by directing a request to AerCap’s Investor Relations at +31 20 655 9658. Copies of Genesis’s filings may be obtained free of charge from Genesis’s website (http://www.genesislease.com) under the heading “Investor Relations” and then under the heading “SEC Filings” or by directing a request to Genesis’s Investor Relations at +1-212-896-1249.

This Q&A shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.